# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOCKET MOBILE, INC., CIK 0000944075
CUSIP: 83368E200
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 40675 ENCYCLOPEDIA CIRCLE, FREMONT, California (CA), 94538-2475
Date of event which requires filing of this statement: 08/06/2026
Amends the filing with accession number 0000944075-25-000049
Filed by CIK 0002073198
Persons authorized to receive notices and communications: Enrico Kevin Mills, Room 1601, 16/F Wing On Centre, 111 Connaught Road Central, Central, Hong Kong (K3), -, 85230018846

## Reporting persons
- Mills Enrico Kevin (CIK 0002073198): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: personal funds (PF); sole voting power 742,493; shared voting power 0; sole dispositive power 742,493; shared dispositive power 0; aggregate amount beneficially owned 742,493 (8.6% of the class)
  Comment: Consists of 265,784 shares held directly, 50,415 shares held in custodial accounts for the Reporting Person's minor children, 262,743 shares issuable upon conversion of the 2024 Note and 163,551 shares issuable upon conversion of the 2025 Note.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: SOCKET MOBILE, INC.
Address of issuer's principal executive offices: 40675 ENCYCLOPEDIA CIRCLE, FREMONT, California (CA), 94538-2475

## Item 2. Identity and Background
Residence or business address: The business address of the Reporting Person is Rm 1601, 16th Floor, Wing On Centre, 111 Connaught Road Central, Central, Hong Kong. Notices and communications should be directed to the Reporting Person at that address.
Present principal occupation or employment: The Reporting Person's present principal occupation is individual investor, managing his own investments. The Reporting Person's employment with the Issuer as General Manager, Applications, ended effective July 8, 2026. The Reporting Person is no longer an employee of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 12, 2025 (the 'Original Schedule 13D'). Capitalized terms used but not defined herein have the meanings given in the Original Schedule 13D. Except as set forth herein, the disclosure in the Original Schedule 13D is unchanged.

The Reporting Person originally acquired the securities of the Issuer described in this Schedule 13D for investment purposes.

On April 3, 2026, the Chairman of the Board of Directors of the Issuer (the "Board"), writing on behalf of the Board with a copy to its members, invited the Reporting Person to attend each scheduled quarterly meeting of the Board as an observer. The Reporting Person attended the Board's April 29, 2026 meeting in that capacity. On July 24, 2026, the Chairman notified the Reporting Person in writing that the independent directors of the Board had decided to withdraw the invitation for the Reporting Person to attend future Board meetings as an observer. No reasons for the decision were stated.

On August 6, 2026, the Reporting Person delivered to the Issuer a written request pursuant to Section 1(b) of each of the 2024 Note and the 2025 Note requiring the Issuer to repay all outstanding Principal of the Notes, together with all accrued and unpaid Interest thereon. Under the terms of the Notes, repayment is due no later than ten (10) business days following the Issuer's receipt of such request. The Notes remain convertible at the option of the Reporting Person until repayment; accordingly, the shares issuable upon conversion of the Notes remain included in the Reporting Person's beneficial ownership reported in Item 5. Upon repayment of the Notes in full, the Reporting Person's beneficial ownership will decrease to 316,199 shares of Common Stock, or approximately 3.8% of the outstanding Common Stock, and the Reporting Person will cease to beneficially own more than five percent of the Common Stock.

The Reporting Person intends to engage in communications with the Board and management of the Issuer from time to time regarding, among other things, corporate governance, Board composition and processes, observer and information rights, the Issuer's business, strategy and financing activities (including participation rights in future note financings), and other matters concerning the Reporting Person's investment in the Issuer.

Depending upon various factors, including the Issuer's financial position, results and strategic direction, actions taken by the Board, price levels of the Issuer's securities, other investment opportunities, and general market and economic conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate, including acquiring additional securities of the Issuer, disposing of securities of the Issuer, converting the Notes in whole or in part, exercising rights available to him as a stockholder or noteholder, proposing changes with respect to matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, or changing his intention with respect to any or all of the foregoing. Except as set forth in this Item 4, the Reporting Person has no present plan or proposal that relates to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 742,493 shares of Common Stock, consisting of (i) 265,784 shares of Common Stock held directly, (ii) 50,415 shares of Common Stock held in custodial accounts for his minor children, (iii) up to 262,743 shares of Common Stock issuable upon conversion of the 2024 Note, and (iv) up to 163,551 shares of Common Stock issuable upon conversion of the 2025 Note. Such shares represent approximately 8.6% of the 8,667,252 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), based on 8,240,958 shares of Common Stock outstanding as of May 8, 2026, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, plus the 426,294 shares issuable upon conversion of the Notes.
Transactions in the class effected during the past sixty days: On July 8, 2026, in connection with the termination of the Reporting Person's employment with the Issuer, 20,605 unvested restricted shares of Common Stock previously awarded to the Reporting Person were forfeited. Other than the foregoing, the Reporting Person has not effected any transactions in the Common Stock during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person holds the 2024 Note and the 2025 Note described in Item 3, which are convertible into shares of Common Stock as described therein. The descriptions in Item 3 are incorporated by reference into this Item 6.

The description in Item 4 of the Board observer invitation extended to the Reporting Person on April 3, 2026, the Reporting Person's attendance at the April 29, 2026 Board meeting in that capacity, and the withdrawal of that invitation is incorporated by reference into this Item 6.

Except as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: No exhibits are filed with this Amendment. The exhibits to the Original Schedule 13D (the 2024 Note and 2025 Note purchase documents) remain on file.

## Signatures
- Mills Enrico Kevin: /s/ Enrico Kevin Mills, Enrico Kevin Mills, Investor (08/06/2026)